Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ELECTROVAYA INC.

FOR THE YEARS ENDED September 30, 2025 and 2024

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Electrovaya Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Electrovaya Inc. (the “Company”) as at September 30, 2025 and 2024, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2023.

Toronto, Canada

December 10, 2025

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ELECTROVAYA INC.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at September 30, 2025 and September 30, 2024

		As at	As at
	Notes	September 30, 2025	September 30, 2024
Assets
Current assets
Cash and cash equivalents		6,358	781
Restricted cash		656	—
Trade and other receivables	Note 5	16,474	11,292
Inventories	Note 6	12,451	9,698
Prepaid expenses	Note 7	6,017	7,647
Total current assets		41,956	29,418

Non-current assets
Property, plant and equipment	Note 8	13,043	9,974
Long-term deposit		257	90
Deposits for Jamestown equipment	Note 7	6,608	—
Deferred income tax asset	Note 23	2,067	—
Total non-current assets		21,975	10,064
Total assets		63,931	39,482

Liabilities and Equity
Current liabilities
Trade and other payables	Note 9, 22	9,555	9,460
Working capital facilities	Note 10 (a)	—	16,283
Promissory notes	Note 10 (b)	—	519
Short term loans	Note 11	—	1,630
Derivative liability	Note 19	144	155
Relief and recovery fund payable	Note 17	21	13
Lease liability	Note 13	358	471
Total current liabilities		10,078	28,531

Non-current liabilities
Lease liability	Note 13	1,457	1,871
Long term loan	Note 10b)	20,744	—
Government assistance payable	Note 17	216	152
Other payables	Note 22	309	343
Total non-current liabilities		22,726	2,366

Equity
Share capital	Note 14	134,866	116,408
Contributed surplus		11,508	10,904
Warrants	Note 14	4,725	4,725
Accumulated other comprehensive income		5,909	5,792
Deficit		(125,881)	(129,244)
Total equity		31,127	8,585
Total liabilities and equity		63,931	39,482

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board of Directors
Chair of the Board	Sankar Das Gupta, Director
Chair of Audit Committee	James K Jacobs, Director

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ELECTROVAYA INC.

Consolidated Statements of Income (loss)

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2025 and September 30, 2024

	Notes	September 30, 2025	September 30, 2024

Revenue	Note 21	63,826	44,615
Direct manufacturing costs	Note 6(b)	44,106	30,926
Gross margin		19,720	13,689

Expenses
Research and development		4,379	3,038
Government assistance	Note 18	(89)	(316)
Sales and marketing		2,928	2,935
General and administrative		3,679	3,939
Stock based compensation		1,756	2,155
Depreciation and amortization		1,527	1,209
Operating expenses		14,180	12,960

Income from operations		5,540	729

Finance charges	Note 12	2,755	3,700
Loss (gain) from fair value changes in derivative liability	Note 12	915	(1,334)
Foreign exchange loss (gain) and interest income		560	(152)
Income (loss) before income tax		1,310	(1,485)

Income tax recovery	Note 23	2,053	—
Net income (loss) for the year		3,363	(1,485)

Basic income (loss) per share		0.09	(0.04)

Diluted income (loss) per share		0.08	(0.04)

Weighted average number of shares – basic		39,077,512	34,012,383

Weighted average number of shares – diluted		41,374,979	34,012,383

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2025 and September 30, 2024

	September 30, 2025	September 30, 2024

Net Income (loss) for the year	3,363	(1,485)

Items that may be reclassified to Income and Loss
Cumulative translation adjustment	117	(98)
Other comprehensive income (loss) for the year	117	(98)
Total comprehensive income (loss) for the year	3,480	(1,583)

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2025 and September 30, 2024

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2023	115,041	9,249	4,725	5,890	(127,759)	7,146
Stock-based compensation	—	2,155	—	—	—	2,155
Issuance of shares	169	—	—	—	—	169
Exercise of options	1,198	(500)	—	—	—	698
Other comprehensive loss for the year	—	—	—	(98)	—	(98)
Net loss for the year	—	—	—	—	(1,485)	(1,485)
Balance – September 30, 2024	116,408	10,904	4,725	5,792	(129,244)	8,585

Balance – October 01, 2024	116,408	10,904	4,725	5,792	(129,244)	8,585
Stock-based compensation	—	1,756	—	—	—	1,756
Issuance of shares	11,582	—	—	—	—	11,582
Exercise of options	2,699	(1,152)	—	—	—	1,547
Exercise of warrants	4,177	—	—	—	—	4,177
Other comprehensive income for the year	—	—	—	117	—	117
Net income for the year	—	—	—	—	3,363	3,363
Balance – September 30, 2025	134,866	11,508	4,725	5,909	(125,881)	31,127

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the years ended September 30, 2025 and September 30, 2024

	Notes	September 30, 2025	September 30, 2024

Cash and cash equivalents provided by (used in)

Operating activities
Net income (loss) for the year		3,363	(1,485)
Add:
Depreciation and amortization		1,454	1,209
Loss on disposal of assets		73	—
Stock based compensation expense		1,756	2,155
Interest expense and other financing charges	Note 12	3,670	2,366
Non-cash foreign exchange (gain) loss		576	(67)
Gain on debt extinguishment		—	(936)
Income tax recovery		(2,053)	—
Bad debt expense		—	51
Cash provided by operating activities		8,839	3,293
Net changes in the working capital	Note 16	(7,122)	(2,255)
Cash from operating activities		1,717	1,038

Investing activities:
Purchase of property, plant and equipment	Note 8	(4,611)	(125)
Deposits for Jamestown equipment		(6,608)	(541)
Change in long term deposits		(167)	—
Change in restricted cash		(656)	—
Cash (used in) investing activities		(12,042)	(666)

Financing activities
Proceeds from issuance of shares, net of issuance cost		11,582	—
Proceeds from exercise of warrants		3,249	—
Proceeds from exercise of options		1,547	131
Proceeds from working capital facilities	Note 10(a)	79,757	52,247
Repayment of working capital facilities	Note 10(a)	(77,895)	(47,805)
Debt issuance cost paid on working capital facilities	Note 10(a)	(1,505)	—
Repayment of vendor take back loan	Note 11	(1,630)	(1,879)
Proceeds from EXIM loan	Note 10(a)	4,373	—
Repayment of promissory note	Note 10(b), 11	(519)	—
Interest and other finance cost	Note 12	(2,122)	(2,533)
Government assistance		(203)	(55)
Lease payments	Note 13	(732)	(735)
Cash from (used in) financing activities		15,902	(629)

Increase (decrease) in cash and cash equivalents		5,577	(257)
Cash and cash equivalents, beginning of year		781	1,032
Effect of movements in exchange rates on cash held		—	6
Cash and cash equivalents at end of year		6,358	781
Supplemental cash flow disclosures:
Interest paid		2,122	2,233
Income tax paid		—	—

See accompanying notes to consolidated financial statements.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

1.	Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA, respectively. The Company has no immediate or ultimate controlling parent.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” or “Company”). The Company is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2.	Basis of Presentation

a.	Statement of Compliance

These consolidated financial statements have been prepared based on the principles of IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements have been prepared on a historical cost basis, except for property, plant and equipment and derivative financial instruments that have been measured at fair value.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on December 10, 2024.

b.	Basis of Accounting

These consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

c.	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Electrovaya Inc. is the Canadian dollar and the functional currencies of all the companies within the Group is US dollars. Below are the companies within Group –

Electrovaya Corp., Electrovaya Company, Sustainable Energy Jamestown LLC, Electrovaya USA Inc.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

d.	Use of Judgements and Estimates

The preparation of the consolidated financial statements in conformity with of IFRS® Accounting Standards as issued by requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the consolidated financial statements where relevant):

●	Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.
●	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit.
●	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock and forfeiture.
●	Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable income, together with future tax planning strategies. Information on tax losses carried forward is presented in Note 23.

Allowance for expected credit losses

The allowance for expected credit losses is based on the assessment of the collectability of customer accounts and the aging of the related invoices and represents the best estimate of probable credit losses in the existing trade accounts receivable. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Stock-Based Compensation

The Company account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the consolidated statements of income (loss) based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

Warrants

The Company accounts for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the consolidated statement of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

3.	Material Accounting Policies

The accounting policies below are in compliance with of IFRS® Accounting Standards as issued by and have been applied consistently to all periods presented in these consolidated financial statements.

a.	Basis of consolidation

i.	Subsidiaries

These consolidated financial statements include direct and indirect subsidiaries, all of which are wholly owned. Any subsidiaries that are formed or acquired during the year are consolidated from their respective dates of formation or acquisition. Inter-company transactions and balances are eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. All subsidiaries have the same reporting dates as their parent Company.

ii.	Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated in preparing the consolidated financial statements.

b.	Foreign currency

Each subsidiary of the Company maintains its accounting records in its functional currency. A Company’s functional currency is the currency of the principal economic environment in which it operates.

i.	Foreign currency transactions

Transactions carried out in foreign currencies are translated using the exchange rate prevailing at the transaction date. Monetary assets and liabilities denominated in a foreign currency at the reporting date are translated at the exchange rate at that date. The foreign currency gain or loss on such monetary items is recognized as income or expense for the period. Non-monetary assets and liabilities denominated in a foreign currency are translated at the historical exchange rate prevailing at the transaction date.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

ii.	Translation of financial statements of foreign operations

The assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the reporting date. The income and expenses of foreign operations whose functional currency is not the U.S. dollar are translated to U.S dollars at the exchange rate prevailing on the date of transaction. Foreign currency differences on translation are recognized in other comprehensive income (loss) in the cumulative translation account net of income tax.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the cumulative translation adjustment account.

c.	Financial instruments

Recognition

Financial assets and financial liabilities are recognized in the Company’s consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (‘FVTPL’). The directly attributable transactions costs of financial assets and liabilities as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through FVTPL or through FVTOCI (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

●	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
●	the Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company’s financial assets consist of cash and cash equivalents, restricted cash, trade and other receivables, prepaid expenses and deposits of Jamestown equipment, which are classified and subsequently measured at amortized cost. The Company’s financial liabilities consist of trade and other payables, working capital facilities, promissory notes, short term loans, lease liability, relief and recovery fund payable, and other payables, which are classified and measured at amortized cost using the effective interest method. Derivative liability is classified and measured at fair value through profit and loss. Interest expense is reported in income or loss.

d.	Cash equivalents

Cash equivalents include short-term investments with original maturities of three months or less.

e.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of raw material is determined using the average cost method. Cost of semi-finished and finished goods are determined using the First in First out (FIFO) method. Cost includes all expenses directly attributable to the manufacturing process as well as appropriate portions of related production overheads. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses.

f.	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment (other than land) are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes the cost of material and labor and other costs directly attributable to bringing the asset to a working condition for its intended use.

When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within income or loss.

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of qualifying property, plant and equipment as part of the cost of that asset, if applicable. Capitalized borrowing costs are amortized over the useful life of the related asset.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Maintenance and repair costs are expensed as incurred, except where they serve to increase productivity or to prolong the useful life of an asset, in which case they are capitalized.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

The following useful lives are applied:

Item	Life (in years)
Leasehold improvements	3
Battery technology and certifications	3-8 years
Production equipment	2-15
Office furniture and equipment	2-5
Building	20
Right of use assets	Over the lease term

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted prospectively, if appropriate.

g.	Leases

Where the Company has entered a lease, the Company has recognized a right-of-use asset representing its rights to use the underlying assets and a lease liability representing its obligation to make lease payments. The right-of-use asset, where it relates to an operating lease, has been presented net of accumulated depreciation and is disclosed in the consolidated statement of financial position. The lease liability has been disclosed as a separate line item, allocated between current and non-current liabilities. The lease liability associated with all leases is measured at the present value of the expected lease payments at inception and discounted using the interest rate implicit in the lease. If the rate cannot be readily determined, the Company’s incremental borrowing rate is used to discount the lease liability. Judgement is required to determine the incremental borrowing rate.

h.	Impairment

●	Financial assets

The Company recognizes an allowance for credit losses equal to lifetime credit losses for trade and other receivables. None of these assets include a financing component. Significant receivable balances are assessed for impairment individually based on information specific to the customer. The remaining receivables are grouped, where possible, based on shared credit risk characteristics, and assessed for impairment collectively. The allowance assessment incorporates past experience, current and expected future conditions.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

●	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in income (loss). Impairment losses recognized in respect of CGUs are allocated to the carrying amounts of the assets in the unit (group of units).

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

i.	Provisions

Legal

Provisions are recognized for present legal or constructive obligations arising from past events when the amount can be reliably estimated, and it is probable that an outflow of resources will be required to settle an obligation. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

At the end of each reporting period, the Company evaluates the appropriateness of the remaining balances. Adjustments to the recorded amounts may be required to reflect actual experience or to reflect the current best estimate.

In the normal course of operations, the Company may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. The ultimate outcome or actual cost of settlement may vary significantly from the original estimates. Material obligations that have not been recognized as provisions, as the outcome is not probable or the amount cannot be reliably estimated, are disclosed as contingent liabilities, unless the likelihood of outcome is remote.

j.	Share-based payments

The Company accounts for all share-based payments to employees and non-employees using the fair value-based method of accounting. The Company measures the compensation cost of stock-based option awards to employees at the grant date using the Black-Scholes option pricing model to determine the fair value of the options. The share-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options.

Under the Company`s stock option plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Company’s common shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Company’s common shares are listed.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

The Company has an option plan whereby options are granted to employees and consultants as part of the Company’s incentive plans. Stock options vest in installments over the vesting period. Stock options typically vest one third each year over 3 years or immediately as approved by the Board. The Company treats each installment as a separate grant in determining stock-based compensation expense.

The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options is measured using the Black-Scholes option pricing model. Measurement inputs include the price of Common shares on the measurement date, exercise price of the option, expected volatility (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

k.	Income taxes

Tax expense recognized in income or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable income, which differs from income or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting income or transactions that at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred tax on temporary differences associated with investments in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income, based on the Company’s forecast of future operating results which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in income or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. A valuation allowance is recorded against any deferred income tax asset if it is more likely than not that the asset will be realized.

l.	Revenue

Revenue arises from the sale of goods and the rendering of services. It is measured by reference to the fair value of consideration received or receivable, excluding sales taxes, rebates, and trade discounts. The Company often enters sales transactions involving a range of the Company’s products and services, for example for the delivery of battery systems and related services.

Sale of goods

Sale of goods and services is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership, generally when the customer has taken undisputed delivery of the goods and services. For contracts that permit the customer to return an item, revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on the historical data for specific types of products.

Advance payments by customers - Any advance receipts from customers are included in contract liabilities until the revenue recognition criteria is met.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Government grants that compensate for expenses already incurred are recognized in income on a systematic basis in the same year in which the expenses are incurred. Government grants for immediate financial support, with no future related costs, are recognized in income when receivable. Government grants that compensate the Company for the cost of an asset are recognized on a systematic basis over the useful life of the asset. Government grants consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. If a government grant becomes repayable, the repayment is treated as a change in estimate. Where the original grant related to income, the repayment is applied first against any related deferred government grant balance, and any excess as an expense. Where the original grant related to an asset, the repayment is treated as an increase to the carrying amount of the asset or as a reduction to the deferred government grant balance.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

m.	Research and development

Expenditure on research is recognized as an expense in the period in which it is incurred.

Costs that are directly attributable to the development phase are recognized as intangible assets provided, they meet the following recognition requirements:

●	completion of the intangible asset is technically feasible so that it will be available for use or sale.
●	the Company intends to complete the intangible asset and use or sell it.
●	the Company has the ability to use or sell the intangible asset.
●	the intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits.
●	there are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
●	the expenditure attributable to the intangible asset during its development can be measured reliably. Development costs not meeting these criteria for capitalization are expensed in income or loss as incurred.

n.	Finance income and expense, foreign currency gains and losses

Interest income is reported on an accrual basis using the effective interest method.

Finance costs are comprised of interest expense on promissory notes, short term loans and working capital facilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in income or loss using the effective interest method. Foreign currency gains and losses are reported on a net basis.

o.	Earnings per share (EPS)

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees. In a period of losses, the dilutive instruments comprising warrants and stock options are excluded for the determination of dilutive net loss per share because their effect is anti-dilutive.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

p.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

4.	Standards issued but not yet effective

The following new and amended standards and interpretations have been issued but are not yet effective for the Company’s current reporting period. The Company intends to adopt these standards in its consolidated financial statements for the periods in which they become effective. Management is currently assessing the potential impact of these standards on the Company’s consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

Issued in April 2024 and replacing IAS 1, IFRS 18 introduces a new defined structure for the statement of income or loss, requiring classification of income and expenses into five categories (operating, investing, financing, income taxes, and discontinued operations). It also requires disclosure of management-defined performance measures (MPMs) in a single note, enhances aggregation/disaggregation guidance across all primary statements and notes, and mandates that “operating income or loss” be used as the starting point for operating cash flows under the indirect method. Effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application permitted. The Company is evaluating the impact of IFRS 18 on its presentation and disclosures.

5.	Trade and Other Receivables

	September 30, 2025	September 30, 2024
Trade receivables, gross	13,796	10,577
Expected credit losses	(82)	(64)
Trade receivables	13,714	10,513
Other receivables	2,760	779
Trade and other receivables	16,474	11,292

Financial year ending September 30, 2025

Particulars	Current	31-60	61-90	91-120	>120	Total
%	81.31	7.52	0.41	0.34	10.42	100
Gross Trade receivable	11,218	1,038	57	46	1,437	13,796

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

Particulars	Current	31-60	61-90	91-120	>120	Total
Trade receivable (Gross)	11,218	1,038	57	46	1,437	13,796
Expected loss rate (%)	0.20	0.53	1.70	3.14	3.55	0.59
Expected loss provision	23	6	1	1	51	82

Financial year ending September 30, 2024

Particulars	Current	31-60	61-90	91-120	>120	Total
%	78.52	20.61	0.10	0.02	0.75	100
Gross Trade receivable	8,305	2,180	11	4	77	10,577

Particulars	Current	31-60	61-90	91-120	>120	Total
Trade receivable (Gross)	8,305	2,180	11	4	77	10,577
Expected loss rate (%)	0.05	0.24	0.42	1.06	70.13	0.61
Expected loss provision	4	6	—	—	54	64

The movement in the allowance for credit losses can be reconciled as follows:

	September 30, 2025	September 30, 2024
Beginning balance	64	257
Write off	(2)	(244)
Allowance provided	20	51
Ending balance	82	64

6.	Inventories

a.	Total inventories on hand as at September 30, 2025 and September 30, 2024 are as follows:

	September 30, 2025	September 30, 2024
Raw materials	11,348	8,433
Semi-finished	—	324
Finished goods	1,103	941
	12,451	9,698

b.	During the year ended September 30, 2025, the provision for slow moving and obsolete inventories amounted to $218 (September 30, 2024: $225), which was also included in direct manufacturing costs.

c.	During the year ended September 30, 2025, material amounting to $41,390 (September 30, 2024: $29,250) was expensed through direct manufacturing costs.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

7.	Prepaid expenses

	September 30, 2025	September 30, 2024
Prepaid expenses	187	612
Prepaid insurance	5	54
Prepaid purchases	5,825	6,981
Deposits for Jamestown equipment	6,608	—
	12,625	7,647

Prepaid purchases are comprised of vendor deposits on inventory orders for the future acquisition of inventories.

8.	Property, plant and equipment

	September 30, 2025
	Land	Buildings	Right of use asset	Leasehold improvement	Production equipment	Office furniture & equipment	Capital work in progress	Battery technology and certifications	Total
Gross carrying amount
Balance beginning	215	7,485	3,209	76	1,809	105	—	935	13,834
Additions	—	—	(96)	253	1,213	20	2,049	1,076	4,515
Disposals	—	—	—	—	(509)	—	—	11	(498)
Exchange differences	—	—	(4)	—	—	(5)	—	(6)	(15)
Balance ending	215	7,485	3,109	329	2,513	120	2,049	2,016	17,836
Depreciation and impairment
Balance beginning	—	(793)	(1,584)	(48)	(1,194)	(72)	—	(169)	(3,860)
Depreciation	—	(374)	(393)	(31)	(279)	(21)	—	(271)	(1,369)
Disposals	—	—	—	—	435	—	—	—	435
Exchange differences	—	—	—	—	—	1	—	—	1
Balance ending	—	(1,167)	(1,977)	(79)	(1,038)	(92)	—	(440)	(4,793)
Net Book Value ending	215	6,318	1,132	250	1,475	28	2,049	1,576	13,043

	September 30, 2024
	Land	Buildings	Right of use asset	Leasehold improvement	Production equipment	Office furniture & equipment	Battery technology and certifications	Total
Gross carrying amount
Balance beginning	215	7,485	3,197	76	1,712	73	401	13,159
Additions	—	—	—	—	94	31	539	664
Exchange differences	—	—	12	—	3	1	—	16
Balance ending	215	7,485	3,209	76	1,809	105	940	13,839
Depreciation and impairment
Balance beginning	—	(419)	(1,127)	(33)	(970)	(60)	(31)	(2,640)
Depreciation	—	(374)	(454)	(15)	(221)	(11)	(137)	(1,212)
Exchange differences	—	—	(9)	—	(3)	(1)	—	(13)
Balance ending	—	(793)	(1,590)	(48)	(1,194)	(72)	(168)	(3,865)
Net Book Value ending	215	6,692	1,619	28	615	33	772	9,974

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

During the financial year ending September 30, 2025, the Company incurred loan fees of $472 (September 30, 2024: $ NIL) in connection with the EXIM financing facility. As the related borrowing is directly attributable to the construction of a qualifying asset, the loan fee has been capitalized to “capital work in progress” (CWIP) in accordance with IAS 23 – Borrowing Costs. The capitalized amount forms part of the cost of the qualifying asset and will be amortized over the useful life of the asset once it is available for its intended use. Refer Note 10(b) for more details

9.	Trade and Other Payables

	Note	September 30, 2025	September 30, 2024
Trade payables		6,754	7,037
Accruals		2,046	1,732
TPC (short term)	Note 22	23	36
Employee payables		732	655
		9,555	9,460

Warranty provision continuity schedule is as follows:

	September 30, 2025	September 30, 2024
Opening provision	1,072	250
Warranty expenses during the year	(665)	(672)
Additional provision during the year	785	1,494
Closing balance	1,192	1,072

10.	Working Capital Facilities

a.	Revolving Credit Facility

As of September 30, 2025, the balance owing under the facility is $17,672 (Cdn $24,612). The maximum credit available under the facility is $25,000.

Cortland

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

Bank of Montreal

The interest rate is 7.45%, interest which is payable monthly.

	September 30, 2025	September 30, 2024
Opening balance	16,283	11,821
Exchange difference	(12)	20
Payments made during the year	(77,895)	(47,805)
Loan fees (net of amortization: $104)	(461)	—
Cash drawn during the year	79,757	52,247
Closing balance	17,672	16,283

On September 29, 2023, the Company renewed its revolving facility with Cortland and extended the term of the facility by three months to December 29, 2023. In exchange for this renewal, the Company issued 10,443 shares at Cdn $3.83 (as determined by five-day volume weighted average) as compensation for Cdn $40 (US $29.59) amendment fee. This was included within finance costs on the statement of income (loss). All other terms and conditions are unchanged.

On February 12, 2024, the Company revised its revolving facility, expanding its maximum principal amount to $22,000 and extending its term to July 29, 2025. As part of this adjustment, a commitment fee of Cdn $303 (US $225) was paid in cash on the closing date and amortised over the term of the facility.

On March 07, 2025, the Company entered a three-year credit agreement with Bank of Montreal as lender to provide working capital facilities with outstanding amount not exceeding $20,000 and a $5,000 accordion. As a part of this agreement, the balance outstanding with Cortland working capital facility was paid off in full. The company paid an early termination fee to Cortland for $375. Legal and professional fees in relation to the new facility have been capitalised and will be amortised over the period of the facility. The working capital facility provides the Bank with security over the assets of the Company. Interest accrued up to September 30, 2025, is $100 (September 30, 2024: $ NIL).

Export-Import Bank of United States

During March 2025, a loan was approved from Export–Import Bank of the United States for $50,853 for the Jamestown facility with a term of 6.5 years and interest rate of 4.90%. The prepayment of EXIM loan comments in the month of March 2027.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

As of September 30, 2025, the Company has drawn the following amount:

	September 30,
	2025	2024
Opening balance	—	—
Loan amount withdrawn during the year	4,373	—
Debt issuance cost	(1,309)	—
Loan fees	472	—
Payments made during the year	—	—
Closing balance	3,536	—

Loan fees of $472 is capitalised as part of “capital work in progress” (CWIP) (Refer Note 8 for more details).

b.	Promissory note

	September 30,
	2025	2024
Promissory note opening balance	519	1,026
Finance costs	14	37
Repayment of Promissory note(i)	(533)	(507)
Repayment of Promissory note(i)	—	(37)
	—	$519

i.	On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of the Company. A sum of $507 from the promissory note was utilized to cover portion of the options' purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new promissory note on February 28, 2024, carrying a 14% interest rate and paid off in the month of December 2024.

ii.	On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (‘SEJ”), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1,050 to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. Interest recorded for the year is $1 (September 30, 2024: $76).

11.	Short term loans

On May 16, 2022, the Company acquired the assets and liabilities of Sustainable Energy Jamestown (“SEJ”), including a Vendor Take Back (‘VTB”) note relating to the purchase of the property by SEJ. The secured VTB had a two-year term with repayment starting on July 1, 2022, and expiring on December 18, 2024, and carried interest at 2% per annum. The VTB note was secured against the real estate property that was acquired as part of the SEJ transaction. On October 1, 2024, the VTB was further extended to December 18, 2024.

The company paid back the VTB liability along with interest in the month of December 2024.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

	September 30, 2025	September 30, 2024
Vendor take back	—	1,630

The VTB continuity is as follows:

Opening balance as at September 30, 2023 (Short term: $673. Long term: $3,457)	4,130
Repaid in year	(750)
Interest accretion	77
Closing balance as at September 30, 2023 (Short term: $3,457. Long term: $nil)	3,457
Repaid in year	(1,879)
Interest accretion	52
Closing balance as at September 30, 2024 (Short term: $1,630 Long term: $nil)	1,630
Interest accretion	16
Repaid in year	(1,646)
Closing balance as at September 30, 2025	—

12.	Finance costs

During the year, the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of income (loss).

	September 30, 2025			September 30, 2024
	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	2,092	22	2,114	2,134	—	2,134
Issued to lender (note 14a)	—	—	—	—	30	30
Shares issued to consultants	—	—	—	—	169	169
Interest on VTB loan (note 11)	16	—	16	96	52	148
Promissory notes, accretion on promissory note and settlement fee on promissory note	14	—	14	—	76	76
Lease interest (note 13)	—	279	279	—	348	348
Changes in FV of derivative warrants	—	915	915	—	(1,334)	(1,334)
Accretion on government assistance	—	67	67	—	4	4
Accretion on government loans – TPC	—	114	114	3	487	490
Other finance cost	—	151	151	301	—	301
	2,122	1,548	3,670	2,534	(168)	2,366

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

13.	Lease liability

As of September 30, 2025, lease liability consists of:

	September 30, 2025	September 30, 2024
Current	358	471
Non-current	1,457	1,871
	1,815	2,342

Information about leases for which the Company is a lessee is as follows:

	September 30, 2025	September 30, 2024
Interest on lease liabilities	279	348
Incremental borrowing rate at time of transition	14%	14%
Cash outflow for the lease	732	735

The Company’s future minimum lease payments for the years ended September 30, 2025, for the continued operations are as under:

Year	Amount
2026	761
2027	719
2028	735
2029	752
2030	189

The Company entered into a lease agreement for 61,327 sq. ft for its premises as its headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020, with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

The lease agreement for the Company's lab facility has been renewed for an additional three years, commencing from January 2023.

The terms of the renewed lease entail a fixed monthly rent as follows:

●	CAD $25,625 for the first year,

●	CAD $26,265 for the second year, and

●	CAD $26,922 for the third year.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

14.	Share capital

a.	Authorized and issued capital stock

		Common Shares
		Number	Amount
Balance, September 30, 2023	Note	33,832,784	115,041

Issuance of shares	(i)	10,024	30
Issuance of shares	(ii)	42,157	169
Transfer from contributed surplus		—	501
Exercise of options		252,700	667
Balance, September 30, 2024		34,137,665	116,408
Issuance of shares	(iii)	5,951,250	11,582
Transfer from contributed surplus		—	2,080
Exercise of warrants	(iv)	845,000	3,249
Exercise of options	Note 14(b)	1,175,005	1,547
Balance, September 30, 2025		42,108,920	134,866

i.	In December 2023, additional shares were issued as extension fee for the revolving facility on December 20, 2023. All terms and conditions were unchanged. In exchange for the extension, the Company issued 10,024 shares at Cdn $3.99 (as determined by a five-day volume weighted average) as compensation for Cdn $40 extension fee (US $ 30.01).

ii.	On March 07, 2024, the Company issued 42,157 shares for consulting for investor relations. The Company issued the shares at Cdn $ 5.43 as compensation.

iii.	The company issued 5,175,000 common shares at $2.15 for a total equity raise of $11,789 and share issuance cost of $206. The proceeds were recognised net of legal and consulting fees. Over allotment option for the option shares 776,250 was exercised by the underwriters in the month of December 2024.

iv.	On August 11, 2025, the warrants classified as derivative warrants were exercised by the investors at the price of CDN 5.30. As a result, the Company received US $3,249 in total proceeds. Fair valuation was done under Black Scholes model and the assumptions on the date of exercise included Risk-free interest rate (based on U.S. government bond yields) of 2.68%, expected volatility of the market price of shares (based on historical volatility of share price) of 65.05%, and the expected warrant life (in years) of 0.24 years.

b.	Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, very five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

On February 17, 2021, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

	Note	Number outstanding	Weighted average exercise price (US $)
Outstanding, September 30, 2023		4,714,388	2.44
Exercised during the year		(252,700)	2.65
Expired during the year		(24,400)	2.87
Granted		443,000	3.42
Outstanding, September 30, 2024		4,880,288	2.52
Exercised during the year	Note 14(a)	(1,175,005)	1.31
Expired during the year	Note 14(a)	(34,399)	3.34
Granted		854,000	3.37
Outstanding, September 30, 2025		4,524,884	3.44

Exercise price		Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price (US $)
$4.67	(Cdn 6.51)	340,000	0.25	340,000	4.67
$2.44	(Cdn 3.4)	514,000	9.53	163,333	2.44
$3.36	(Cdn 4.68)	414,666	8.51	178,673	3.36
$3.84	(Cdn 5.35)	992,715	7.53	272,391	3.84
$2.05	(Cdn 2.85)	235,000	6.72	235,000	2.05
$4.13	(Cdn 5.75)	20,000	6.16	20,000	4.13
$3.59	(Cdn 5)	1,494,667	5.95	694,667	3.59
$2.37	(Cdn 3.3)	238,268	4.95	238,268	2.37
$1.08	(Cdn 1.5)	99,000	3.83	99,000	1.08
$1.01	(Cdn 1.4)	55,180	2.40	55,180	1.01
$4.38	(Cdn 6.1)	10,667	1.83	10,667	4.38
$7.65	(Cdn 10.65)	101,121	1.25	101,121	7.65
$2.84	(Cdn 3.95)	9,600	0.36	9,600	2.84
		4,524,884		2,417,900	3.44

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

For the options exercised, the share price at the time of exercise was between CDN $3.54-$8.20. Total stock-based compensation expense recognized during the year ended September 30, 2025, was $1,756 (2024: $2,155).

The Company amortizes the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model which uses highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

i.	The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2025:

Grant date	April 14, 2025

No of options	514,000
Share price	$2.44
Exercise price	$2.44
Average expected life in years	10
Volatility	84.59%
Risk-free weighted interest rate	2.96%
Dividend yield	—
Fair-value of options granted	$1,066

Grant date	August 15, 2025

No of options	340,000
Share price	$4.67
Exercise price	$4.67
Average expected life in years	0.25
Volatility	61.17%
Risk-free weighted interest rate	4.5%
Dividend yield	—
Fair-value of options granted	$244

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

ii.	The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the year ended September 30, 2024:

Grant date	April 05, 2024
No of options	443,000
Share price	$3.44
Exercise price	$3.44
Average expected life in years	10
Volatility	87.98%
Risk-free weighted interest rate	3.58%
Dividend yield	—
Fair-value of options granted	$1,316

c.	Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023	1,711,924	$2.38
Expired	(291,924)	$5.92
Outstanding, September 30, 2024	1,420,000	$2.38
Outstanding, September 30, 2025	1,420,000	$0.63

Additionally, the number of derivative warrants outstanding as at September 30, 2025, were 67,841 (September 30, 2024: 912,841).

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant:

Risk-free interest rate (based on U.S. government bond yields) of 2.49% (September 30, 2024: 2.94%), expected volatility of the market price of shares (based on historical volatility of share price) of 87.03%, (September 30, 2024: 52.72%) and the expected warrant life (in years) of 0.11 years (September 30, 2024: 1.1). A 10% of change in any assumption would result in the change in derivative warrant liability between $1 (September 30, 2024: ($51)) and $(1) (September 30, 2024: $51).

Warrant continuity schedule is as follows:

	Units	Fair Value ($)
Opening valuation as at Nov 9, 2022	1,754,340	3,259
Warrants exercised as at July 28, 2023	(841,499)	(1,409)
Fair value adjustment	—	(361)
Closing balance (September 30, 2023)	912,841	1,489
Fair value adjustment	—	(1,334)
Closing balance (September 30, 2024)	912,841	155
Warrants exercised as on August 11, 2025	(845,000)	(926)
Fair value adjustment	—	915
Closing balance (September 30, 2025)	67,841	144

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

d.	Details of Compensation options:

	Number Outstanding	Exercise Price (CDN $)
Outstanding, September 30, 2023	17,522	4.95
Expired during the year	(17,522)	6.70
Outstanding, September 30, 2024, and 2025	—	—

15.	Related Party Transactions:

Management compensation

Key management compensation comprises the following:

	September 30, 2025	September 30, 2024
Salaries, bonus and other benefits	989	1,185
Share based compensation	681	969
Key Management Personnel Compensation	1,670	2,154

Share based compensation includes a portion of options that are granted but have not vested and are valued using the Monte Carlo valuation method. See details in Special Option Grants below:

Promissory note

	September 30, 2025	September 30, 2024
Promissory Note (note 10(b))	—	519

Research Lab – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $26,922 is now made to a related party of Electrovaya.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The lease has been recognized as a lease liability, with a corresponding right of use asset. Total amount of rent paid to the related party in the financial year ending September 30, 2025, is $229 (September 30, 2024 : $231).

Special Options Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. During the year ended September 30, 2025, the Company recognised stock-based compensation expense of $257 (September 30, 2024: $456).

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. These fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. During the year ended September 30, 2025, the Company recognised stock-based compensation expense of $Nil (September 30, 2024: $Nil).

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of 600,000 options. These options will vest in two phases: 300,000 options and 300,000 options, contingent upon achieving certain target market capitalizations. During the year ended September 30, 2025, the Company recognised stock-based compensation expense of $79 (September 30, 2024: $512).

16.	Change in Non-Cash Operating Working Capital

	September 30, 2025	September 30, 2024
Trade and other receivables	(5,182)	(732)
Inventories	(3,043)	(1,418)
Prepaid expenses and other	1,035	(1,693)
Trade and other payables	68	1,588
Total	(7,122)	(2,255)

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

17.	Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry of Economic Development to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380) was received as at September 30, 2021. The funding bears no interest, and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023. The Company discounted the loan to the present value using the discount rate of 50%. Interest expense booked for the financial year ending September 30, 2025 is $41 (September 30, 2024: $48).

18.	Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electrovaya. The National Research Council of Canada Industrial Research Assistance Program (IRAP) has provided $66 (Cdn $93) and Innovation Asset MSP contribution $23 (Cdn $32). This total was recorded within Government Grants in the consolidated statement of income (loss).

19.	Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model ("BSM"). Using this approach, the fair value of the warrants on November 09, 2022, was determined to be $3,265. Key valuation inputs and assumptions used in the BSM are stock price of CAD $4.55, expected life of 3 years, annualized volatility of 85.58%, annual risk-free rate of 3.87%, and annual dividend yield of 0.0%.

For the financial year ending September 30, 2025, key valuation inputs and assumptions used in the BSM when valuing the warrants as at September 30, 2025, were, stock price Cdn $8.20 (September 30, 2024 : Cdn $3.16), expected life of 0.11 years (September 30, 2024 : 1.1 years), annualized volatility of 87.03% (September 30, 2024 : 52.72%), annual risk-free rate of 2.49% (September 30, 2024 : 2.94%), and dividend yield of 0.0% (September 30, 2024 : 0.0%).

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.
●	Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Schedule Of Warrant Fair Value

	Fair Value	Level 1	Level 2	Level 3
Warrants	144	—	144	—

There were no transfers between Level 1 and Level 2 during 2025.

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company's capital management objectives are:

●	to ensure the Company's ability to continue as a going concern.
●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

The Company monitors capital based on the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the consolidated statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, restricted cash and , trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and minimum credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Trade receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the year ended September 30, 2025, two customers accounted for $52,978 or 83% of revenue (September 30, 2024: two customers accounted for $38,900 or 87.21%). As of September 30, 2025, two customers accounted for 88 % of accounts receivable (September 30, 2024: 96%). Refer Note 5 for expected credit loss provision.

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy its financial obligations as they come due. The majority of the Company's financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. The Company manages liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. The Company believes that cash flow from operating activities, together with cash on hand, cash from its trade and other receivables, and borrowings available under the revolving facility are sufficient to fund its currently anticipated financial obligations and will remain available in the current environment.

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ELECTROVAYA INC.

Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

For the years ended September 30, 2025 and September 30, 2024

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2025:

	2026	2027	2028	2029	2030 & beyond	Total
Trade and other payables	9,555	—	—	—	—	9,555
Lease liability	761	719	735	752	189	3,156
Long term loan	—	969	18,641	969	1,938	22,517
Other payable	196	239	239	225	491	1,390
Total financial liabilities	10,512	1,927	19,615	1,946	2,618	36,618

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2024:

	2025	2026	2027	2028	2029 & beyond	Total
Trade and other payables	9,460	—	—	—	—	9,460
Lease liability	760	598	555	571	588	3,072
Short term loan	1,630	—	—	—	—	1,630
Promissory note	519	—	—	—	—	519
Working capital facility	16,283	—	—	—	—	16,283
Other payable	211	188	208	218	610	1,435
Total financial liabilities	28,863	786	763	789	1,198	32,399

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 10 and 12. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter derivative instruments to reduce this exposure. A 10% change in interest rate would result in change in finance cost by $209 (September 30, 2024: $213).

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar (Electrovaya Inc.'s functional currency is CAD) and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

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ELECTROVAYA INC.
Notes to the Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
For the years ended September 30, 2025 and September 30, 2024

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at September 30, 2025, was $1,590 (September 30, 2024: $159).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain(loss) by $285 (September 30, 2024: $174).

20.	Contingencies

a.	Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest, respectively. The balance owing has been fully provided for in other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b.	Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the province to pursue the claim.

c.	Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

21.	Segment and Customer Reporting

The Company develops, manufactures and markets power technology products. There is only a single segment applicable to the Company.

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of the Company's segments, or how segment performance is measured, from that described in the Company’s consolidated financial statements as at and for the year ended September 30, 2025.

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ELECTROVAYA INC.
Notes to the Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
For the years ended September 30, 2025 and September 30, 2024

	2025	2024
Large format batteries	63,336	42,970
Other	490	1,645
	63,826	44,615

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	2025	2024
Revenue with customers
Sale of batteries and battery systems	63,336	42,970
Sale of services	240	983
Grant income
Research grant	250	26
Others	—	636
	63,826	44,615

Revenues attributed to geographical regions based on the location of the customer were as follows:

	2025	2024
Canada	2,499	1,655
United States	60,718	42,784
Others	609	176
Total	63,826	44,615

22.	Other payables

Technology Partnerships Canada (“TPC”) projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018, the contribution agreement was amended and is included at its net present value in other payables. Further, in September 2024, the agreement was further amended with amended terms and conditions for the repayment of the debt with new payment schedule. Consequently, the old debt was de-recognised in the books of accounts and the new debt was introduced with first payment starting in July 2025 and final payment to be discharged in July 2031.

The following table represents changes in the provision for repayments to Industry Canada.

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ELECTROVAYA INC.
Notes to the Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
For the years ended September 30, 2025 and September 30, 2024

	September 30, 2025	September 30, 2024
Opening balance	379	984
Interest accretion	114	490
Foreign exchange	(12)	—
Payment made during the year	(149)	—
Debt extinguishment	—	(1,474)
Recognition of new debt	—	370
Interest accretion on new debt	—	9
Ending balance	332	379
Less: current portion of the provision (included in Trade and other payables)	(23)	(36)
Ending balance of long-term portion	309	343

Following is the payment schedule for TPC:

Year	Amount
2026	132
2027	132
2028	132
2029	132
2030	132
2031	132

23.	Income-tax

The income tax recovery differs from the amount computed by applying the Canadian statutory income tax rate of 26.50% (2024 – 26.50%) to the loss before income taxes as a result of the following:

	2025	2024
Income (Loss) before income taxes	1,310	(1,485)
Expected recovery of income taxes based on	347	(394)
statutory rates
Reduction in income tax recovery resulting from:
Foreign tax rate differential	(96)	(9)
Other permanent differences	772	246
Share issue costs allocated to equity	(427)	—
Expiry of losses	372	—
Deferred tax benefit not recognized	—	157
Deferred tax benefits previously unrecognised	(3,021)	—
Income tax recovery	(2,053)	—

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ELECTROVAYA INC.
Notes to the Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
For the years ended September 30, 2025 and September 30, 2024

The components of deferred income taxes as at September 30, 2025 and 2024 are as follows:

	Opening, October 1, 2024	Recognized in P&L	Recognized in OCI	Closing, September 30, 2025
Deferred Tax Assets:
Canadian non-capital loss carry forwards	452	1,734	(2)	2,184
US net operating losses	348	(58)	—	290
Deferred tax assets recognized	800	1,676	(2)	2,474

Deferred Tax Liabilities
Unrealized foreign exchange	1	(1)	—	—
Property, plant and equipment	(801)	378	16	(407)
	(800)	377	16	(407)
Net Deferred tax asset (liability)	—	2,053	14	2,067

	Opening, October 1, 2023	Recognized in P&L	Closing, September 30, 2024
Deferred Tax Assets
Canadian non-capital loss carry forwards	602	(150)	452
US net operating losses	408	(60)	348
Deferred tax assets recognized	1,010	(210)	800

Deferred Tax Liabilities
Unrealized foreign exchange	(11)	12	1
Property, plant and equipment	(999)	198	(801)
	(1,010)	210	(800)
Net Deferred tax asset (liability)	—	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of deferred taxable income during the year in which those temporary differences become deductible.

Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

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ELECTROVAYA INC.
Notes to the Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
For the years ended September 30, 2025 and September 30, 2024

The Company concluded that there is uncertainty regarding the future recoverability of Company’s deferred income tax assets in future periods. Therefore, deferred tax assets have not been recognized in the financial statements with respect to the following deductible temporary differences:

	September 30, 2025	September 30, 2024
Canadian non-capital loss carry forwards	26,055	41,904
Canadian capital loss carry forwards	18	69
US net operating losses	4,681	5,332
Lease liabilities	1,815	2,342
Disallowed interest carry forwards	1,952	1,780
Unclaimed research and development expenses	15,378	15,852
Non-refundable research and development credits	15,427	19,524
Share issuance cost	1,829	—
Other	1,192	1,121
Total	68,347	87,924

The Company has Unrecognized losses that expire as early as 2026 as follows:

Year of expiry	Canada	USA
2026	141	192
2027	403	678
2028	3,736	49
2029	—	356
2030	303	665
2031	—	1,083
2032	615	195
2033	966	149
2034	—	29
2035	2,134	—
2036	1,585	14
2037	2,114	2
2038	5,928	—
2039	2,128	—
2040	533	—
2041	4,953	—
2042	516	—
2043	—	—
2044	—	—
2045	—	—
Indefinite	—	1,269
	26,055	4,681

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ELECTROVAYA INC.
Notes to the Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
For the years ended September 30, 2025 and September 30, 2024

24.	Subsequent events

On November 05, 2025, the Company announced underwritten marketed offering of common shares in the capital of the Company. The Company announced the pricing of the Offering at a price of $5.20 per Common Share (the Offering Price”). The Company closed the Offering on November 6, 2025, issuing an aggregate of 5,405,000 Common Shares (including 705,000 Common Shares issued pursuant to the full exercise of the Over-Allotment Option at the Offering Price for aggregate gross proceeds to the Company of $28,106,000.

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